August 22, 2005



Mr. Jamie C. Sokalsky
Chief Financial Officer
Barrick Gold Corporation
BCE Place
Canada Trust Tower
161 Bay Street, Suite 3700
P.O. Box 212
Toronto, Canada M5J 2S1


	Re:	Barrick Gold Corporation
		Form 40-F for Fiscal Year Ended December 31, 2004
Filed March 31, 2005
      File No. 001-09059


Dear Mr. Sokalsky:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 40-F for the Fiscal Year Ended December 31, 2004

Narrative Description of the Business, page 15

Principal Regions, page 23

1. We note that your presentation of "Total cash costs - per US GAAP," under this heading and throughout your filing, equals "cost of sales and other operating expenses less accretion expense and reclamation costs at non-operating mines." Please note that your cost of sales line item, which excludes amortization of property, plant and equipment, does not follow the full absorption costing principle since the measure does not include all costs and expenses associated directly with or allocated to your products sold. We believe cost of sales should include inventoriable costs of assets incident to or necessary for production or manufacturing, including applicable depreciation, depletion and amortization. Please revise your presentation accordingly or explain to us why it is appropriate to disclose this measure in your filing. If you determine it is appropriate to disclose this measure, please revise your caption to refer to this measure in a manner that more clearly explains how it is calculated and include all disclosures required by Question 8 of the Division of Corporation Finance`s June 13, 2003 Frequently Asked
Questions Regarding the Use of Non-GAAP Financial Measures, located at: http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm. We note a similar measure disclosed on page 93 entitled "Total cash production costs - per US GAAP."

Note 16. Financial Instruments, page 97

Accounting policy for derivatives, page 100

2. We note that you have elected to designate your gold and silver sales contracts as "normal sales contracts" under paragraph 10(b) of
FAS 133. We further note under your disclosure of off balance sheet arrangements on page 53 in your MD&A that you have had gold sales contracts in the past with bullion-banking counterparties. With respect to your gold and silver sales, please provide an analysis of the different type of contracts that you presently have, indicating the (i) counterparties involved and (ii) the type of product that you physically deliver from your mines to each of the counterparties involved. Please specify whether or not the counterparty that receives physical delivery of an unrefined product from your mine is the same counterparty that receives physical delivery of a refined product from your mine.


Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

								Sincerely,



								Jill S. Davis
								Branch Chief
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Mr. Jamie C. Sokalsky
Barrick Gold Corporation
August 22, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010